UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	000-55783
000-55784

Life Partners Position Holder Trust Life Partners IRA Holder Partnership, LLC
(Exact Name of registrant as specified in its charter)

2001 Bryan Street, Suite 1800, Dallas Texas 75201  (214) 560-5404

(Address, including zip code and telephone number of registrants’ principal executive offices)

Position Holder Trust Interests

Continuing Fractional Interests

IRA Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duly to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                  ☒

Rule 12g-4(a)(2)

Rule 12g-3(b)(1)(i)

Rule 12g-3(b)(1)(ii)

Rule 15d-6

Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:    zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934 Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIFE PARTNERS POSITION HOLDER TRUST

Date: September 16, 2022	By:	/s/ Michael J. Quilling
Michael J. Quilling
Trustee

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

Date: September 16, 2022	By:	/s/ Michael J. Quilling
Michael J. Quilling
Manager